                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of: April 2000                  Commission File Number:  1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)

                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                          Form 40-F                   X
                      -------                                      ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                 No                          X
                      --------                                     ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX

 EXHIBIT                      DESCRIPTION OF EXHIBIT
---------     ----------------------------------------------------
EXHIBIT 1     NOTICE OF CHANGE OF DIRECTORS, DATED APRIL 19, 2000.

                                    EXHIBIT 1

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
          CANADA BUSINESS                                        LOI SUR LES SOCIETES
          CORPORATIONS ACT                                     COMMERCIALES CANADIENNES

               FORM 6                                                 FORMULE 6

        NOTICE OF DIRECTORS                                    AVIS DES ADMINISTRATEURS
  OR NOTICE OF CHANGE OF DIRECTORS                    OU AVIS DE CHANGEMENT DES ADMINISTRATEURS

------------------------------------------------------------------------------------------------

1 - Name of Corporation - Denomination de la societe  2 - Corporation No. - No de la societe

                  SUNCOR ENERGY INC.                                    241769-3
------------------------------------------------------------------------------------------------

3 - The following persons became directors of this    Les personnes suivantes sont devenues
    corporation:                                      administrateurs de la presente societe:

    Effective Date - Date d'entree en vigueur -
    April 19, 2000

------------------------------------------------------------------------------------------------
  Name - Nom            Residential Address - Adresse        Occupation         Citizenship
                                residentielle                                   Citoyennete
------------------------------------------------------------------------------------------------

BENSON, Mel             28 Silverwood Drive N.W.             Businessman        Canadian
                        Bearspaw, Alberta
                        T2M 4L4

DAVIES, Bryan P.        Royal Bank Plaza                     Executive          Canadian
                        P.O. Box 1
                        Toronto, Ontario
                        M5J 2J5

------------------------------------------------------------------------------------------------

4 - The following persons ceased to be directors of   Les personnes suivantes ont cesse d'etre
    this corporation:                                 administrateurs de la presente societe:

    Effective Date - Date d'entree en vigueur

------------------------------------------------------------------------------------------------
     Name - Nom                                  Residential Address - Adresse residentielle
------------------------------------------------------------------------------------------------

Not Applicable

------------------------------------------------------------------------------------------------

5 - The directors of this corporation now are:        Les administrateurs de la presente societe
                                                      sont maintenant:

------------------------------------------------------------------------------------------------
     Name - Nom                 Residential Address - Adresse      Occupation      Citizenship
                                       residentielle                               Citoyennete
------------------------------------------------------------------------------------------------

See Schedule "A" attached
hereto and forming a part
hereof

------------------------------------------------------------------------------------------------
Date                    Signature                   Description of Office - Description du poste
------------------------------------------------------------------------------------------------

   April 19, 2000                                                 Assistant Secretary

                           "JANICE B. ODEGAARD"

                            JANICE B. ODEGAARD
------------------------------------------------------------------------------------------------

                 SCHEDULE "A" TO A NOTICE OF CHANGE OF DIRECTORS
                              OF SUNCOR ENERGY INC.
                        DATED THE 19TH DAY OF APRIL, 2000

------------------------------------------------------------------------------------------------
5 - The directors of this corporation now are:        Les administrateurs de la presente societe
                                                      sont maintenant:

------------------------------------------------------------------------------------------------
    Name - Nom          Residential Address - Adresse         Occupation          Citizenship
                                residentielle                                     Citoyennete
------------------------------------------------------------------------------------------------

BENSON, Mel             28 Silverwood Drive N.W.              Businessman         Canadian
                        Bearspaw, Alberta
                        T2M 4L4

CANFIELD, Brian A.      21, 3777 Kingsway                      Executive          Canadian
                        Burnaby, British Columbia
                        V5H 2Z7

DAVIES, Bryan P.        Royal Bank Plaza                       Executive          Canadian
                        P.O. Box 1
                        Toronto, Ontario
                        M5J 2J5

FERGUSON, John T.       1400, 9915 - 108 Street                Executive          Canadian
                        Edmonton, Alberta
                        T5J 2G8

GEORGE, Richard L.      112 Fourth Avenue S.W., Box 38         Executive          Canadian
                        Calgary, Alberta
                        T2P 2V5

HANSEN, Poul            1401 Crown Street                      Executive          Canadian
                        North Vancouver,
                        British Columbia
                        V7J 1G4

HUFF, John R.           11911 FM 529                           Executive          American
                        Houston, Texas
                        U.S.A.  TX 77041

KOERNER, Michael M.     Suite 2910, 200 Bay Street         Corporate Director     Canadian
                        Toronto, Ontario
                        M5J 2J2

KORTHALS, Robert W.     121 King Street West,                  Executive          Canadian
                        Suite 2525
                        Toronto, Ontario
                        M5H 3T9

McCAIG, M. Ann          808 - 16 Avenue S.W.                 Businesswoman        Canadian
                        Calgary, Alberta
                        T2R 0S9

RUTHERFORD, Bill N.     1233 Carrollton Lane, Ocean        Retired Executive      American
                        Pines, Berlin, Maryland
                        U.S.A.  21811

SHAW, JR                900, 630 Third Avenue S.W.             Executive          Canadian
                        Calgary, Alberta
                        T2P 4L4

WYMAN, W. Robert        710, 1489 Marine Drive                 Executive          Canadian
                        West Vancouver,
                        British Columbia
                        V7T1B8
------------------------------------------------------------------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       SUNCOR ENERGY INC.


Date: April 19, 2000                   By:
                                            "JANICE B. ODEGAARD"
                                            ---------------------------------
                                             JANICE B. ODEGAARD
                                             Assistant Secretary